Exhibit 99.2

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2016

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2016

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2016	2015
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	3,868	10,312
Other receivables:
Trade receivables	258	254
Other	630	1,006
Inventory	237	304
	4,993	11,876

NON-CURRENT ASSETS:

Inventory	826	-
Property and equipment, net	194	226
Intangible assets, net	27	39
	1,047	265

TOTAL ASSETS	6,040	12,141

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2016	2015
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payable:
Trade payables	311	358
Other	1,527	1,495
	1,838	1,853
NON-CURRENT LIABILITIES:
Warrants at fair value	32	9
Retirement benefit obligation , net	101	98
	133	107
TOTAL LIABILITIES	1,971	1,960

EQUITY:
Ordinary share capital	1,040	870
Share premium	53,108	51,990
Other capital reserves	147	118
Warrants	1,532	1,532
Accumulated deficit	(51,758)	(44,329)
TOTAL EQUITY	4,069	10,181
TOTAL LIABILITIES AND EQUITY	6,040	12,141

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2016	2015	2016	2015	2015
	USD in thousands
Revenues	496	399	136	239	624
Cost of revenues	154	169	33	112	277
Gross profit	342	230	103	127	347
Research and development expenses	3,021	3,043	708	1,032	4,384
Selling and marketing expenses	1,845	1,943	349	716	2,680
General and administrative expenses	3,016	1,911	993	715	2,842
Other income, net		3			3
Operating loss	(7,540)	(6,664)	(1,947)	(2,336)	(9,556)
Profit from changes in fair value of warrants issued to investors	17	15	8	210	106
Financial income in respect of deposits and exchange differences	130	54	43	191	19
Financial expenses in respect of bank commissions	(12)	(26)	(3)	(9)	(33)
Financial income (expenses), net	118	28	40	182	(14)
Loss before taxes on income	(7,405)	(6,621)	(1,899)	(1,944)	(9,464)
Taxes on income	(24)	(50)	-	(26)	(68)
Loss for the period	(7,429)	(6,671)	(1,899)	(1,970)	(9,532)

Other comprehensive loss:
Currency translation differences		(298)		(549)	(211)
Total comprehensive loss for the period	(7,429)	(6,969)	(1,899)	(2,519)	(9,743)
Basic and diluted loss per share	(0.22)	(0.25)	(0.05)	(0.06)	(0.34)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2016	870	51,990	697	538	(1,117)	1,532	(44,329)	10,181
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(7,429)	(7,429)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares	170	1,025						1,195
Options granted to employees and service providers			122					122
Forfeiture of options		93	(93)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	170	1,118	29					1,317
BALANCE AS OF SEPTEMBER 30, 2016	1,040	53,108	726	538	(1,117)	1,532	(51,758)	4,069

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JULY 1, 2016	870	52,080	703	538	(1,117)	1,532	(49,859)	4,747
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(1,899)	(1,899)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares	170	1,025						1,195
Options granted to employees and service providers			26					26
Forfeiture of options		3	(3)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	170	1,028	23					1,221
BALANCE AS OF SEPTEMBER 30, 2016	1,040	53,108	726	538	(1,117)	1,532	(51,758)	4,069

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2015	683	46,065	665	538	(905)	801	(34,796)	13,051
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2015 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(298)		(6,671)	(6,969)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	187	5,840				731		6,758
Options granted to employees and service providers			99					99
Forfeiture of options		83	(83)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	187	5,923	16			731		6,857
BALANCE AS OF SEPTEMBER 30, 2015	870	51,988	681	538	(1,203)	1,532	(41,467)	12,939

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JULY 1, 2015	683	46,148	656	538	(654)	801	(39,497)	8,675
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE SEPTEMBER, 2015 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					(549)		(1,970)	(2,519)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	187	5,840				731		6,758
Options granted to employees and service providers			25					25
TOTAL TRANSACTIONS WITH SHAREHOLDERS	187	5,840	25			731		6,783
BALANCE AS OF SEPTEMBER 30, 2015	870	51,988	681	538	(1,203)	1,532	(41,467)	12,939

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended		Three months ended
	September 30
	2016	2015	2016	2015
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash used in operations (see Appendix)	(7,764)	(4,149)	(1,906)	(1,982)
Income tax paid	(10)	(35)		(11)
Interest received		33		29
Net cash flow used in operating activities	(7,774)	(4,151)	(1,906)	(1,964)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(32)	(67)		(35)
Acquisition of intangible assets	(3)	(11)	(1)	(2)
Net cash flow used in investing activities	(35)	(78)	(1)	(37)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, note 5	1,235	6,758	1,235	6,758
Net cash flows generated from financing activities	1,235	6,758	1,235	6,758

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,574)	2,529	(672)	4,757
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,312	10,817	4,488	8,729
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	130	(236)	52	(376)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,868	13,110	3,868	13,110

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed consolidated statements of cash flows
	Nine months ended		Three months ended
	September 30
	2016	2015	2016	2015
Net cash used in operations:	USD in thousands
Loss for the period before taxes on income	(7,405)	(6,621)	(1,899)	(1,944)
Adjustment in respect of:
Interest received		(33)		(29)
Liability for employee benefits, net	3
Depreciation	64	76	23	25
Amortization of intangible assets	15	15	4	5
Exchange differences on cash and cash equivalents	(130)	(33)	(52)	(176)
Amounts charged in respect of options granted to employees and service providers	122	99	26	25
Gains on change in the fair value of financial instruments at fair value through profit or loss		(3)
Profit on change in the fair value of warrants issued to investors	(17)	(15)	(8)	(210)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables:
Trade	(4)	11	30	(92)
Other	376	(413)	159	(178)
Increase (decrease) in accounts payable:
Trade	(47)	59	45	(5)
Other	18	623	(204)	614
Decrease (increase) in inventory	(759)	8	(30)	(17)
Net sales of financial assets at fair value through profit or loss		2,078
Net cash used in operations	(7,764)	(4,149)	(1,906)	(1,982)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 1 - GENERAL:

a.
General

 Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the “Group") is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group's research and development activities have been focused in developing and manufacturing of the MUSE endoscopy system (hereinafter - “MUSE”), a FDA approved system, for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, in order to increase its revenues, the company continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment, which it developed and manufactures.

The Company's shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed for trade on the NASDAQ Capital Market. As of the report date, each ADR represents five ordinary shares of the Company. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

The Company was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 8496500.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 1 – GENERAL (continued):

b.	Change in the functional currency

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar” or “USD”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the USD.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. The Company recently incurred a significant increase in expenses denominated in dollars relating to the marketing of its products in the US, which is reflected primarily by recruitment of additional human resources in the US. The Company expects an additional increase in expenses denominated in dollars related to these activities. These changes, as well as the fact that all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2016, as indicated above.

The effect of the change in the functional currency is accounted for prospectively. All items were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.

Due to the change in its functional currency as above and concurrently with it, the Company decided to change its presentation currency from NIS to USD.

The change in presentation currency was applied retrospectively to all comparative figures presented.

In effecting the change in presentation currency to the dollar, with respect to comparative figures: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of each balance sheet presented; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statements of comprehensive loss items have been translated at the average exchange rates for the relevant reporting periods; and (4) the resulting translation differences have been reported as "currency translation differences" within other comprehensive loss.

c.	Subsidiary

July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary did not engage in any business activities until October 2013.

 On October 1, 2013, the Company and the Subsidiary entered into an agreement whereby the Subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 1 – GENERAL (continued):

d.	Going concern

During the nine-month period ended September 30, 2016, the Group had a total comprehensive loss of USD 7.4 million. As of September 30, 2016 the Group had accumulated losses of USD 52 million and a positive working capital of USD 3.2 million. As at the approval date of these financial statements the Group had a total cash balance of approximately USD 3.1 million. Based on the projected cash flows and its cash balances as of September 30, 2016, the Group's Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue advancing its activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include the continued commercialization of their products, continue taking cost reduction steps and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The Group’s condensed consolidated financial information as of September 30, 2016, and for the nine-month and three-month interim periods ended on that date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2015 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board. Interim results are not indicative of future or full year results. The financial statements were approved on November 28, 2016.

b.	Estimates
The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires the use of accounting estimates and assumptions that affect the application of the Group’s accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2015.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 3 -  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2015.

NOTE  4 -  SUPPLIES AND PRODUCTS

The Company's supplies and products comprises of:

	September 30,	December 31,
	2016	2015
	USD in thousands
CURRENT ASSETS:
Inventory	237	304
Pre-paid expenses	385	652
NON-CURRENT ASSETS:
Inventory	826	-
	1,448	956

Supplies and products recorded as pre-paid expenses represent non-commercial activities such as training and clinical and registry trials.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 5 -  EQUITY:

On September 12, 2016, the Company closed a registered direct offering, pursuant to which the Company issued a total of 1.28 million American depositary shares (ADS) at a purchase price per ADS of $1.15.

The immediate proceeds (gross) from the issuance of securities offered amounted to approximately USD 1.47 million.

Net proceeds from the issuance, net of issuance expenses, amounted to approximately USD 1.2 million.

NOTE 6 -  TRANSACTIONS WITH RELATED PARTIES:

Compensation to key management personnel for employment services which were provided to the Group (including stock based compensation) in the nine-month and three-month periods ended September 30, 2016 was USD 282 thousand and USD 55 thousand, respectively (in the nine-month and three-month periods ended September 30, 2015, USD 400 thousand and USD 113 thousand, respectively, and in the year ended December 31, 2015 – USD 517 thousand).

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

NOTE 7 – LEGAL PROCEEDINGS:

a.
On June 16, 2015, the Company filed a claim in the District Court of Delaware against EndoChoice, Inc., or EndoChoice, for its patent infringement, seeking an injunctive order and damages. On October 6, 2015, the Company filed claims against EndoChoice’s trademark applications with the Israeli Patent Office. In response, on December 29, 2015, EndoChoice filed a separate trademark and unfair competition action against the Company and its U.S. Subsidiary. In addition, on January 27, 2016, EndoChoice commenced an opposition procedure with the Israeli Patent Office against the Company's trademark application in Israel.

On October 28, 2016, the Group and EndoChoice, Inc. (“EndoChoice”) settled all litigation and administrative proceedings between themselves, including those actions pending in the U.S. District Court for the District of Delaware C.A. Nos. 15-505-LPS-CJB and C.A. No. 15-1525-LPS-CJB and the trademark opposition proceedings in the State of Israel involving Trademark Application Nos. 257172, 260433 and 262423. Under the terms of the confidential settlement, Medigus was granted a covenant not to sue with respect to EndoChoice FUSE-related trademarks and EndoChoice was granted a non-exclusive license to Medigus’ U.S. Patent No. 6,997,871 and related patents. Each party has agreed to bear its own costs and fees associated with the Litigations.

b.
On March 30, 2016, a former Company secretary and internal legal advisor (the "Employee") filed a lawsuit against the Company. The lawsuit notes  several claims, among which is that the Employee was wrongfully terminated.  According to the Company's management and based on the advice of its legal advisors, the lawsuit should not have a material unfavorable effect on the Company's financial statements. Therefore, no allowance regarding this lawsuit was recorded in these financial statements.

c.
On October 6 2016, following a withholding tax audit in Israel, the company is deemed to be in debt of approximately USD 900 thousand additional withholding taxes. It is the management's opinion, based on the opinion of its legal advisors, that the chances for the claims being dismissed are more likely than not. Therefore, no allowance regarding this assessment was recorded in these financial statements.

NOTE 8 - SUBSEQUENT EVENTS:

On November 17, 2016, the Company, took additional steps in its cost reduction program (hereinafter – the program). As part of the program, Mr. Gilad Mamlok, the CFO of the Company, will leave the Company at the end of January 2017. Mr. Jeremy Starkweather, the Company’s VP U.S. Sales and Marketing will leave the Company at the end of December 2016. Mr. Oded Yatzkan will be appointed as the Company’s CFO upon Mr. Mamlok’s termination. Mr. Yatzkan is the Company’s Director of Finance and accounting, who also has served as the Company’s CFO from September 2003 until August 2015. Mr. Chris Rowland, the CEO, will assume the responsibilities of the VP U.S. Sales and Marketing.